UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28792/June 24, 2009

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In the Matter of                       :
                                       :
GOLDMAN SACHS GLOBAL RELATIVE VALUE     :
   REGISTERED FUND, LLC                :
One New York Plaza                      :
39th Floor                              :
New York, NY 10004                      :
                                       :
(811-21377)                            :
                                       :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Goldman Sachs Global Relative Value Registered Fund, LLC filed
an application on March 23, 2009, and an amendment on May 21,
2009, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On May 29, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28751). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary